

10030929

AB 4/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 05 2010
Washington, DC 110

SEC FILE NUMBER
8-21620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Butler Muni, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3160 Crow Canyon Road, Suite 270
(No. and Street)

San Ramon (City) CA (State) 94583-1160 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Kinkade (925) 287-9890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott, LLP
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200 (Address) Larkspur (City) CA (State) 94939-1750 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/6

OATH OR AFFIRMATION

I, Stephen Kinkade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Butler Muni, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

N/A

N/A

Signature

Financial and Operations Principal

Title

Notary Public


MICHAEL SMITH
Commission # 1660123
Notary Public - California
Marin County
My Comm. Expires May 20, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Butler Muni, LLC

Financial Statements

and Supplemental Information

Year ended December 31, 2009

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors

To the Managing Member and Management of Butler Muni, LLC

We have audited the accompanying statement of financial condition of Butler Muni, LLC as of December 31, 2009, and the related statements of operations, changes in member's capital, cash flows and changes in liabilities subordinated to claims of general creditors, for the year then ended that the management of Butler Muni, LLC is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of Butler Muni, LLC. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Butler Muni, LLC as of December 31, 2010, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

We conducted our audit primarily to form an opinion on the basic financial statements taken as a whole. The management of Butler Muni, LLC presents the accompanying supplemental information for additional analysis and it is not a required part of the basic financial statements. Rule 17a-5 of the Securities Exchange Act of 1934 requires the supplemental information. We subjected the supplemental information to the same auditing procedures we applied during the audit of the basic financial statements and, in our opinion, the management of Butler Muni, LLC fairly stated the supplemental information in all material respects in relation to the basic financial statements taken as a whole.

Wilson Markle Stuckey Hardesty + Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
March 29, 2010

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Butler Muni, LLC

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$1,164,288
Commissions receivable	26,441
Receivable from clearing organization	110,493
Prepaid expenses	28,359
Deposits	3,600
Total assets	$1,333,181
Liabilities and Member's Capital	
Accounts payable and accrued liabilities	$ 627,633
Income taxes payable	2,500
Notes payable to member – Subordinated	290,000
Total liabilities	920,133
Member's capital	413,048
Total liabilities and member's capital	$1,333,181

See accompanying notes.

Butler Muni, LLC
Statement of Operations
Year ended December 31, 2009

Revenues	
Commissions	$4,901,165
Interest	3,676
Other	6,000
Total revenue	4,910,841
Expenses	
Compensation, taxes and benefits	3,277,369
Clearing charges	165,672
Communications	414,462
Dues and memberships	7,073
Occupancy	226,048
Professional fees and other	111,579
Promotion	26,431
Travel	200,221
Interest	21,250
Total expenses	4,450,105
Net income (loss) before income taxes	460,736
Income taxes (benefit)	3,300
Net income (loss)	$ 457,436

See accompanying notes.

Butler Muni, LLC

Statement of Changes in Member's Capital

Year ended December 31, 2009

Balance, December 31, 2008	$129,032
Capital contributions	120,000
Capital withdrawals	(293,420)
Net income (loss)	457,436
Balance, December 31, 2009	$413,048

See accompanying notes.

Butler Muni, LLC
Statement of Cash Flows
Year ended December 31, 2009

Cash flows from operating activities	
Net income (loss)	$ 457,436
Adjustments to reconcile net loss to net cash provided by operating activities	
Changes in current assets and liabilities	
Commissions receivable	7,201
Receivable from clearing organization	(172)
Prepaid expenses	(14,351)
Accounts payable and accrued liabilities	529,252
Income taxes payable	(800)
Net cash provided (used) by operating activities	978,566
Cash flows from investing activities	
Net change in deposits	(3,600)
Net cash provided (used) by investing activities	(3,600)
Cash flows from financing activities	
Net change in receivable from affiliate	23,158
Capital withdrawals	(293,420)
Net cash provided (used) by financing activities	(270,262)
Change in cash and cash equivalents	704,704
Cash and cash equivalents, Beginning of year	459,584
End of year	$1,164,288
Supplemental information	
Cash paid for interest	$ 21,250
Cash paid (refunded) for income taxes	$ 4,100
Matured subordinated note payable to member contributed to capital	$ 120,000

See accompanying notes.

Note 1 – Basis of presentation

<u>Basis of presentation</u>
Butler Muni, LLC (LLC) formed effective November 1, 2008 as a California limited liability company and took over the operations of Butler Larsen Pierce & Company, Inc. (INC), which incorporated in California as K. R. Butler, Incorporated on March 10, 1977 (collectively the "Company"). The Company is a municipal securities broker registered with the Securities and Exchange Commission (SEC) and regulated by the Financial Industry Regulatory Authority, Inc. (FINRA).

A 50% shareholder of INC is the Managing and sole Member of LLC.

The Company operates nationally, principally through offices in San Ramon, California and Hoboken, New Jersey. The Company clears its trades through a clearing broker-dealer on a fully disclosed basis in compliance with the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

<u>Basis of accounting</u>
Management of LLC prepared the accompanying financial statements in accordance with accounting principles generally accepted in the United States (US-GAAP), reflecting the following significant accounting policies.

<u>Cash and cash equivalents</u>
Cash and cash equivalents consist of amounts on deposit with a commercial bank and available within 90 days of demand.

<u>Receivable from clearing organization</u>
The receivable from clearing organization represent amounts held by the clearing broker of LLC, in a money market account, including a required deposit totaling $100,000.

<u>Commission revenue</u>
LLC arranges simultaneous purchases and sales of municipal securities. Commission revenue results from the spread between sale and purchase prices for the traded municipal securities. LLC records commission revenue on a trade-date basis.

Note 1 – Basis of presentation (continued)

Fair value
Effective January 1, 2009, LLC uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs are quoted prices (unadjusted) in active markets accessible by LLC for identical assets and have the highest priority. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset and have the lowest priority. Different definitions apply to input levels for liabilities.

LLC uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, LLC measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. LLC only uses Level 3 inputs when Level 1 or Level 2 inputs are not available.

The nature of the business of LLC precludes it from holding securities except in rare instances and in immaterial amounts. Accordingly, as of December 31, 2009, LLC did not value any of its assets or liabilities at fair value.

Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial position (including cash, receivables, payables and accrued expenses) approximates their carrying value, due to their short-term nature and the receipt of interest on certain cash and cash equivalents.

Use of estimates
The preparation of financial statements in conformity with US-GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

Subsequent events
LLC evaluated subsequent events for recognition and disclosure through March 29, 2010. Management concluded that no material subsequent events have occurred since December 31, 2009 that required recognition or disclosure herein.

Note 2 – Related parties

During the year ended December 31, 2009, INC transferred cash to LLC, totaling $575,000, for bonuses accrued by INC as of October 31, 2008, but paid by LLC in March 2009. In addition, LLC paid INC $20,997 and INC paid LLC $44,155 to clear their respective intercompany payables. During the year ended December 31, 2009, INC paid LLC a management fee totaling $6,000. In addition, LLC subleases office space from INC (Note 6).

Note 3 – Notes payable to Member – Subordinated

Under various subordinated loan agreements with one shareholder of INC, INC borrowed $410,000. As part of the formation of LLC, under an Assignment and Assumption Agreement, LLC assumed this liability from INC.

Interest (variable at the Prime Rate plus 3.00% with a Prime Rate of 3.25% as of December 31, 2009) payments are due monthly with principal due at various maturities through May 31, 2011. Principal maturities for the years ended December 31, total as follows:

2010	$250,000
2011	40,000
Total principal maturities	$290,000

On May 31, 2009, one subordinated note payable, totaling $120,000, matured. The Member elected to convert the note to equity. During the year ended December 31, 2009, LLC paid interest totaling $21,250 to its Member.

LLC and its member intend for the loan agreements to comply with the “satisfactory subordination agreements” provisions of Appendix D to SEC Rule 15c3-1 regarding Net Capital (Note 8).

Note 4 – Income taxes

LLC elected under the Internal Revenue Code for the Internal Revenue Service to treat LLC as a disregarded entity for income tax purposes. Accordingly, the income, expenses, gains and losses of LLC flow directly to its member, who assumes the related income tax liabilities and expenses. Accordingly, except for certain state franchise and gross receipts taxes, LLC records no provision for income taxes herein.

Effective January 1, 2009, LLC adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation Number 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – An interpretation of FASB [Accounting Standards Codification (ASC) 740]."

Those provisions require management of LLC to consider certain tax positions taken by LLC. A tax position is a position taken in a previously filed tax return or a position management of LLC expects to take in a future tax return that figures in measuring current or deferred income tax assets and liabilities for interim or annual periods. A tax position can result in a permanent reduction in income taxes payable, a deferral of income taxes otherwise currently payable to future years or a change in the expected realizability of deferred tax assets. A tax position also encompasses, but is not limited to:

1. A decision not to file a tax return.
2. An allocation or a shift of income between jurisdictions.
3. The characterization of income or a decision to exclude reporting taxable income in a return.
4. A decision to classify a transaction, entity or other position in a tax return as tax exempt.
5. The status of an entity, including its status as a pass-through or tax-exempt entity.

Evaluating a tax position requires management of LLC to determine, for each tax position, whether it is more likely than not that, upon examination by taxing authorities, such authorities will uphold the tax position and, for each more-likely-than-not tax position, determine the highest benefit with a more than 50% likelihood of realization upon ultimate settlement. Accordingly, it is possible that tax positions taken on tax returns and related amounts recognized herein could vary.

Note 4 – Income taxes (continued)

LLC files tax returns in the state of California. LLC recognizes interest and penalties related to income taxes and tax positions with interest and income tax expense, respectively. As of and for the year ended December 31, 2009, interest and penalties related to income taxes and tax positions were not material. As of December 31, 2009, management of LLC believes that there are no tax positions of LLC where it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the period ending December 31, 2010. As of December 31, 2009, open tax periods subject to future examination by taxing authorities cover periods from inception of LLC, November 1, 2008 through December 31, 2009.

Note 5 – Pension plan

LLC maintains a defined contribution profit sharing plan (Plan) for the benefit of its employees. Eligible employees may defer at least 6% of their compensation into the Plan. LLC may also contribute to the Plan at its discretion. During the year ended December 31, 2009, LLC did not contribute to the Plan.

Note 6 – Commitments and contingencies

INC leases office space under various non-cancelable operating leases that expire variously through October 31, 2014. Future minimum lease payments during the years ending December 31, total as follows:

2010	$ 47,900
2011	39,985
2012	41,122
2013	42,259
2014	36,004
Total future minimum lease payments	207,270
Deferred rent accrued herein	(10,264)
Net future minimum lease payments	$197,006

Note 6 – Commitments and contingencies (continued)

Rent expense during the year ended December 31, 2009, including certain escalation charges, storage, parking and operating expense shares, totaled $152,260.

As part of the formation of LLC, under an informal agreement, LLC subleases office space from INC.

LLC, in the ordinary course of its business, may be named in matters arising from its activities as a broker. In the opinion of management, based upon discussions with legal counsel, the resolution of these matters will not have a material adverse effect on the financial condition of LLC.

Note 7 – Risk and uncertainties

Under the terms of the agreement between LLC and its clearing broker, LLC may be obligated to assume certain exposures related to nonperformance by its customers. In such event, LLC may be required to purchase or sell financial instruments at prevailing market prices.

At various times during the year ended December 31, 2009, LLC maintained cash balances at a commercial bank that exceeded federal deposit insurance limits.

In the normal course of its business, LLC enters into financial transactions where it is exposed to potential loss due to changes in market conditions (market risk) or failure of the other party to perform (credit risk). Additionally, under the terms of the agreement between LLC and its clearing broker, the clearing broker can charge LLC for losses that result from a counter party's failure to fulfill its obligations. The policy of LLC is to continuously monitor its exposure to market and credit risk using a variety of reporting and control procedures. In addition, LLC reviews the credit standing of each client with which it conducts business.

Note 8 – Net capital requirement

As a registered municipal securities brokers' broker, LLC is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (Rule). The Rule requires the maintenance of minimum net capital, as defined, equivalent to the greater of $150,000 or 6⅔% of aggregate indebtedness, as defined, and a ratio of aggregate indebtedness to net capital of less than 15:1.

As of December 31, 2009, LLC had net capital of $671,089, which exceeded the minimum requirement of $150,000 by $521,089, and a ratio of aggregate indebtedness to net capital of 0.94:1, which was less than the maximum allowable.

Supplemental Information
Pursuant to Rule 17a-5 of the Securities and Exchange Commission

Butler Muni, LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended December 31, 2009

Balance, January 1, 2009	$410,000
Increases	–
Decreases	
Contribution to equity at maturity	(120,000)
Balance, December 31, 2009	$290,000

Butler Muni, LLC
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2009

Aggregate indebtedness	
Total liabilities	$920,133
Subordinated liabilities	290,000
Aggregate indebtedness	$630,133
Net capital	
Member's equity	$413,048
Additions	
Subordinated liabilities	290,000
Deductions	
Prepaid expenses	(28,359)
Deposits	(3,600)
Total deductions	(31,959)
Net capital	671,089
Net capital requirements and ratio	
Minimum net capital requirements	
Higher of 6⅔% of aggregate indebtedness or $150,000	150,000
Excess net capital	$521,089
Excess net capital after deducting the higher of 10% of aggregate indebtedness or $180,000	$491,089
Aggregate indebtedness to net capital ratio	0.94:1

Butler Muni, LLC
Reconciliation Pursuant to Rule 17a-5(d)(4) of the
Securities and Exchange Commission
December 31, 2009

Reconciliation with Computation of the Company
(Included in Part IIA of Form X-17A-5 as of December 31, 2009)

Net capital, as reported in Part IIA (unaudited) FOCUS Report	$674,533
Audit adjustments	(3,444)
Net capital, as adjusted	$671,089
Aggregate indebtedness, as reported in Part IIA (unaudited) FOCUS Report	$626,688
Audit adjustments	3,445
Aggregate indebtedness, as adjusted	$630,133

Net capital audit adjustments total as follows:

Additions (Deductions)	
Accrual adjustment to state taxes	$ 800
Accrual of deferred rent	(4,244)
Net additions (deductions)	($3,444)

Aggregate indebtedness audit adjustments, except for a rounding difference of $1, result from the same audit adjustments made to net capital, but as net additions.

Butler Muni, LLC
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company limits its activities to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Butler Muni, LLC
Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report on Internal Control Required by Rule 17a-5(g)(1) of the Securities and Exchange Commission for a Broker-Dealer Claiming an Exemption from Rule 15c3-3

To the Managing Member and Management of Butler Muni, LLC

In planning and performing our audit of the financial statements of Butler Muni, LLC (LLC) as of December 31, 2009, and for the year then ended, in accordance with auditing standards generally accepted in the United States, we considered the internal control over financial reporting (internal control) of LLC as a basis for designing our audit procedures to express our opinion on the financial statements, but not to express an opinion on the effectiveness of the internal control of LLC. Accordingly, we do not express an opinion on the effectiveness of the internal control of LLC.

In addition, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by LLC, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because LLC does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by LLC in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordations of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, management makes estimates and judgments required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the SEC. Two of the objectives of internal control and practices and procedures are to provide

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

management with reasonable but not absolute assurance that assets for which LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control and the practices and procedures in the second paragraph, error or fraud may occur and they may not detect the error or fraud. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance of LLC.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that internal control will not prevent or detect and correct a material misstatement of the financial statements of LLC on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider significant deficiencies, and communicated them in writing to management and those charged with governance on March 29, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the practices and procedures of LLC, as described in the second paragraph, were adequate, as of December 31, 2009, to meet the objectives of the SEC.

We intend this report solely for the information and use of the Managing Member and management of LLC, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. We do not intend this report for anyone other than the specified parties and no one other than the specified parties should use this report.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
March 29, 2010

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report on Applying Agreed-Upon Procedures Related to the Securities Investor Protection Corporation Assessment Reconciliation

To the Managing Member and Management of Butler Muni, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Form SIPC-7T, "Transitional Assessment Reconciliation" to the Securities Investor Protection Corporation (SIPC) for the period April 1 through December 31, 2009, which were agreed to by Butler Muni, LLC (LLC), the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) in their regulation of registered brokers and dealers, solely to assist you and the other specified parties in evaluating the compliance by LLC with the applicable instructions of Form SIPC-7T. The management of LLC is responsible for the compliance by LLC with those requirements. We conducted this agreed-upon procedures engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which the parties specified in this report requested this report or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7T with the respective cash disbursement records from the "Bank Check Register" of LLC, noting no differences;
2. Compared the amounts reported on SEC Form X-17A-5 Part II for the period April 1 through December 31, 2009, with the amounts reported on Form SIPC-7T for the period April 1 through December 31, 2009, noting only immaterial differences;
3. Compared any adjustments reported on Form SIPC-7T with supporting schedules and working papers, including SEC Form X-17A-5 Part II, the "General Ledger Report," "Bank Check Register" and "A/R Cash Receipts Journal" of LLC and the monthly "Summary of Correspondent Settlement and TD EOM Production Statistics" of the clearing broker-dealer for LLC, noting only immaterial differences;
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7T and in the related schedules and working papers described above, noting no differences; and

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which LLC originally computed the overpayment, noting no differences.

LLC did not engage us to, and we did not conduct, an examination, the objective of which would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that we would have reported to you.

We intend this report solely for the information and use of the parties listed above. We do not intend this report for anyone other than the specified parties and no one other than the specified parties should use this report.

Wilson Markle Stuckey Hardesty + Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
March 29, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

Butler Copy

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

021620 FINRA DEC
BUTLER MUNI LLC 17*18
3160 CROW CANYON RD STE 270
SAN RAMON CA 94583-1160

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stephen Kinkade 415-225-0488

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 8,861

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2,894)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,967

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,967

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,967

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Butler Muni LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial Principal
(Title)

Dated the 25th day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,694,962
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	126,692
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Admin fee from predecessor entity	6,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 17,841	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	17,841
Total deductions	150,533
2d SIPC Net Operating Revenues	$ 3,544,429
2e. General Assessment @ .0025	$ 8,861 (to page 1 but not less than $150 minimum)